SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated June 26, 2019.

TRANSLATION

Buenos Aires, June 26, 2019

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the ByMA Listing Regulations.

In this regard, we inform you that YPF S.A. (the “Company”) received notice from Integración Energética Argentina S.A. (“IEASA”) informing that the Company has been awarded the National and International Public Bid No. ADCH 01/2019, relating to the assignment by IEASA of 100% of the conventional, non-conventional and transportation concessions in respect of the Aguada del Chañar Area located in the province of Neuquén (see map attached as Annex 1).

YPF was awarded the aforementioned bid after submitting an offer in an amount of USD 95,555,714 in compensation for the assignment of the conventional, non-conventional and transportation concession granted over the Aguada del Chañar Area, together with all its assets and facilities.

IEASA and YPF will enter into the definitive agreements that materialize the aforementioned assignment.

Likewise, pursuant to the Regulations of the National Securities Commission (Comisión Nacional de Valores), and the terms set forth in Article 73 of Law No. 26,831, please be advised that the report of the Audit Committee is available to the Company’s shareholders at the registered office of the Company located at Macacha Güemes 515 in the Autonomous City of Buenos Aires, in which the Audit Committee has issued its opinion relating to the bid placed by the Company, in agreement with said regulations, concluding that the terms and conditions of the bid are in accordance with normal and usual market standards for agreements entered into for similar operations between independent parties.

Yours faithfully,

Germán Fernández Lahore

Market Relations Officer

YPF S.A.

Annex 1

Aguada del Chañar – Map

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: June 26, 2019	By:	/s/ Germán Fernández Lahore
	Name:	Germán Fernández Lahore
	Title:	Market Relations Officer